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                                   EXHIBIT 3
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                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of MAY 22, 1996 by and among Crown NorthCorp, Inc., a Delaware corporation ("Crown"), CNC/DUS Newco, Inc., a Delaware corporation ("Newco"), Reinlein/Lieser/McGee Holding Corporation, a Missouri corporation ("Holding"), R/L/M Employee Benefit Corporation, a Missouri corporation ("Benefit"), Karl H. Reinlein ("Reinlein"), George F. Lieser ("Lieser") and John R. McGee, both individually and in his capacity as trustee under a certain trust agreement dated July 20, 1993 ("McGee"). Reinlein, Lieser and McGee are sometimes referred to collectively as the "Stockholders."

                             BACKGROUND INFORMATION

         A. Crown owns all of the issued and outstanding capital stock of Newco.

         B. The Stockholders currently own all of the issued and outstanding common stock of both Holding and Benefit (collectively, the "Shares").

         C. The parties hereto want Newco to acquire the Shares on the terms and conditions set forth in this Agreement (the "Transaction"). In exchange for the Shares, the Stockholders will receive cash as described in this Agreement.

         D. The boards of directors of Crown, Holding and Benefit have approved the Transaction pursuant and subject to this Agreement.

         E. Crown, as the sole stockholder of Newco and the directors of Newco have approved the Transaction pursuant and subject to this Agreement.

         THEREFORE, the parties agree as follows:

                                    ARTICLE I

                          DEFINITIONS AND CONSTRUCTION

         Section 1.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

         "Affiliate": when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified.




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         "Burdensome Condition": any action taken, or credibly threatened, by any Regulatory Authority or other Person to investigate or challenge the legality of the Transaction under any Federal or state law or that would otherwise deprive any party of any material benefit under this Agreement, which action may include (i) the pendency of a governmental investigation (formal or informal), (ii) the institution of litigation or the threat thereof, (iii) an order by a Regulatory Authority of competent jurisdiction preventing consummation of the Transaction or placing any material conditions or limitations upon such consummation or (iv) the issuance of any subpoena, civil investigative demand or other request for documents or information that is unreasonably burdensome in the reasonable judgment of the applicable person.

         "Closing": the closing of the Transaction set forth in Article II of the Agreement.

         "Closing Date": the date on which the Closing shall occur.

         As used in this Agreement, "Contract" means any unexpired agreement, license, lease for real property or personal property, permit, arrangement, commitment, understanding or contract, whether written or oral, expressed or implied, contingent, fixed or otherwise.

         "Custodian": State Street Bank and Trust Company, a Massachusetts banking corporation.

         "DUS": FNMA's Delegated Underwriting and Servicing mortgage purchase product line, as described in the DUS Guide.

         "DUS Contract": the Delegated Underwriting and Servicing Addendum to Mortgage Selling and Servicing Contract entered into between FNMA and the Partnership dated as of October 6, 1994.

         "DUS Guide": FNMA's Delegated Underwriting and Servicing Guide, as amended from time to time.

         "DUS Loss Sharing Agreement": the Delegated Underwriting and Servicing Master Loss Sharing Agreement between FNMA and the Partnership dated as of October 6, 1994.

         "DUS Reserve Agreement": the Delegated Underwriting and Servicing Agreement among FNMA, the Partnership and the Custodian dated as of October 6, 1994.

         "FHA": the Federal Housing Administration.

         "FNMA": the Federal National Mortgage Association, a Regulatory Authority.

         "GAAP": United States generally accepted accounting principles.


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         "Holding Transfer Agreement": the Stock Purchase and Restrictive
Transfer Agreement with respect to Holding dated April 21, 1988, as amended November 25, 1991.

         Any reference to any fact, event, change or effect being "material" with respect to any party shall mean an event, change or effect that is or, insofar as can reasonably be foreseen, will be material to the business, properties, assets, liabilities, financial condition or results of operations of such party taken as a whole. Without limiting the generality of the foregoing, a "Material Contract" is one potentially representing at least 10% or more of annual revenues, excluding payoffs of loans or fluctuations of escrows in the normal course of business.

         "Partnership": Reinlein/Lieser/McGee, a Missouri general partnership.

         "Partnership Agreement": the agreement governing the affairs of the Partnership.

         "Person": shall mean any individual, firm, corporation, partnership, trust, joint venture, Regulatory Authority or other entity, and shall include such successors or assigns of such entity as are permitted pursuant to the terms of this Agreement.

         "Purchase Price": the sum in Section 2.04 hereof.

         "Regulatory Approval": any approval of, or declaration or filing with, any Regulatory Authority.

         "Regulatory Authority": any administrative agency, commission or other governmental or quasi-governmental agency or instrumentality of competent jurisdiction.

         "Servicing Systems": the equipment, property and operating systems itemized on Schedule 5.01.

         Section 1.02 Other Defined Terms. Unless otherwise defined in the Agreement, all capitalized terms not specifically defined in Section 1.01 above shall have the meanings ascribed to them in the DUS Contract.

                                   ARTICLE II

                    PURCHASE, SALE AND EXCHANGE OF THE SHARES

         Section 2.01 Purchase and Sale of the Shares. At the Closing, Stockholders shall sell to Newco and Newco shall purchase from Stockholders the Shares for the Purchase Price of $1,239,636, subject to adjustments and payable as set forth in Section 2.04 hereof.

         Section 2.02 Partnership Dissolution. Holding and Benefit are the only partners of the Partnership. Among other things, the Partnership presently holds all licenses and authorities

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applicable to the DUS program. Following the Closing, the Partnership shall be dissolved in a manner satisfactory to Newco so as to not impair the Partnership's existing DUS licenses or authorities or the transfer or assignment of those licenses and authorities to Newco in the manner contemplated by Section 3.02(f)(i) hereof.

         Section 2.03 Closing Date. The Closing Date shall be June 10, 1996 or such other date established by the parties in accordance with Section 7.09 hereof following the satisfaction or waiver of the last of the conditions set forth in Article III to be met to the satisfaction of, or waived by, each party. The Closing shall occur in the manner agreed to by the parties.

         Section 2.04 Purchase Price; Reserve for Losses; Adjustments. In consideration of the Transaction, Newco shall pay to the Stockholders the Purchase Price of $1,239,636 cash, subject to adjustment as set forth in subparagraph (d) below, itemized and allocated as set forth on Schedule 2.04 and payable as follows:

         (a) Credit of Earnest Money Deposit paid to Stockholders. $25,000

         (b) Cash at Closing. $989,636

         (c) Wantland Escrow. At Closing, an additional $25,000 will be deposited in escrow with The Huntington National Bank, Columbus, Ohio ("Huntington") pursuant to an escrow agreement substantially similar to the form appearing on Exhibit A. The escrow shall terminate in accordance with the provisions of Section 6.01 hereof.

         (d) Reserve for Losses. At Closing, an additional $200,000 will be deposited in escrow with Huntington pursuant to an escrow agreement substantially similar to the form appearing on Exhibit A. The escrow shall terminate upon the earlier of (i) the date on which the restructuring or refinancing of all Category B loans described on Schedule 5.01 is completed or
(ii) April 30, 2000. Prior to termination of the escrow and upon the presentation of a certification to Huntington, Newco shall have the right to withdraw from the escrow deposit sums equal to the aggregate losses in excess of $100,000 Newco realizes with respect to any loan described in Section 5.01(c) hereof. Upon termination of the escrow, Stockholders shall be entitled to all sums remaining in the escrow account. Prior to termination of the escrow, Stockholders shall be entitled to receive all interest on the escrow deposit as and when earned.

         (e) Adjustments. Notwithstanding Sections 4.02(d) and (e) hereof, the Purchase Price shall be adjusted by the written agreement of the parties hereto to reflect (i) changes to the Servicing Systems made pursuant to Section 5.01(b) hereof, (ii) loans described in Section 5.01(c) hereof which are paid in full prior to the Closing or (iii) more accurately reflect the status of the Riverview loan. The Purchase Price shall not be adjusted by reason of withdrawals prior to the Closing by the Stockholders of unrestricted cash balances, as shown on the Partnership's internal financial statements, and the residual value of the sale of certain

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FHA servicing rights.

         Section 2.05 Payment of Purchase Price. Crown shall make or cause Newco to make the payments provided in Section 2.04. All payments shall be in immediately available funds by wire transfers to accounts designated by the respective Stockholders.

         Section 2.06 Deliveries at the Closing. The following deliveries required under this Agreement shall be made concurrently at the Closing:

         (a) Newco to Stockholders. The Purchase Price in the manner set forth in Sections 2.04 and 2.05 hereof.

         (b) Stockholders to Newco. Stock certificates for the Shares owned by each of the Stockholders as set forth opposite his name on Schedule 2.04 hereto, duly endorsed in blank or accompanied by stock powers duly executed in blank and any other documents required to transfer title to the Shares to Newco, free and clear of all liens, restrictions, encumbrances, charges and claims other than those imposed under applicable securities law.

         Section 2.07 Partial Repayment of Purchase Price. Notwithstanding any other provisions of this Article II, the Stockholders agree to repay to Newco that portion of the Purchase Price attributable to those loans described in
Section 5.01(c) hereof for which either (i) payment in full is received on or before the forty-fifth day following the Closing Date or (ii) an application is submitted to a Person not a party to this Agreement on or before the forty-fifth day following the Closing Date, which application results in a loan being paid in full within 180 days of the Closing Date. Upon receipt of loan repayments described in the preceding sentence, Newco shall present the Stockholders with a statement of the repayment due computed by determining from Schedule 5.01 that portion of the Purchase Price attributable to the repaid loans and subtracting therefrom any prepayment or other fees received by Newco in conjunction with the repayment. Statements shall be payable by the Stockholders upon receipt. Any balances unpaid after thirty days shall accrue interest at the rate of 18% per annum from the statement date.

                                   ARTICLE III

                              CONDITIONS TO CLOSING

         Section 3.01 Conditions to Each Party's Obligations. The respective obligation of each party to consummate the transactions to be performed by it under this Agreement is subject to the satisfaction or waiver, as of the Closing Date, of the following conditions:

         (a) Performance. Each other party shall have performed or complied with in all material respects their respective covenants and agreements contained herein.


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         (b) Representation. Each representation and warranty made by each other party in this Agreement shall be true and correct in all material respects on the Closing Date as if made on and as of the Closing Date.

         (c) Legality. No change shall have occurred in any law, rule or regulation that would prohibit a party's performance.

         (d) Litigation; Burdensome Condition. No court, agency or other authority shall have issued any order, decree or judgment to set aside, restrain, enjoin or prevent the performance of such party's obligations or the consummation of the Transaction or to impose a Burdensome Condition. No action, suit or proceeding before any court or any Regulatory Authority shall have been commenced, and not action suit or proceeding by any Regulatory Authority shall have been threatened, against any of the parties to this Agreement, or any of the principals, officers or directors of any of them, seeking to restrain, prevent or change the Transaction or questioning the validity or legality of the Transaction or seeking damages in connection with any of such transactions.

         (e) Proceedings Satisfactory. All corporate and legal proceedings required to be taken in connection with the Transaction and all documents and papers relating to the Transaction shall be reasonably satisfactory in form and substance to each party and its counsel.

         (f) Closing Documents. Each party shall have received any and all certificates or other closing documents required under this Agreement or reasonably requested by such party and such documents shall be reasonably satisfactory to the parties.

         Section 3.02 Conditions to Newco's Obligations. Newco's obligation to consummate the Transaction is subject to the satisfaction (or waiver by Newco) on or prior to the Closing Date of the following additional conditions:

         (a) Resolutions. Newco shall have received certified copies of resolutions of the Boards of Directors of Holding and Benefit authorizing the execution, delivery and performance of this Agreement and any other agreements referenced herein to which either Holding or Benefit is a signatory and the consummation of the Transaction.

         (b) Certificates of Good Standing. Newco shall have received certificates of the Secretary of State of Missouri, dated a recent date, certifying as to the legal existence and good standing of both Holding and Benefit.

         (c) Opinion of Counsel. Newco shall have received an opinion of counsel for Stockholders, Holding and Benefit in form and substance reasonably satisfactory to counsel for Newco.

         (d) No Material Adverse Change. There shall have occurred no material adverse

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change (whether or not covered by insurance) in the business, operations or financial condition of either Holding, Benefit or the Partnership since March 31, 1996.

         (e) Dissolution of Partnership. Newco shall have received evidence satisfactory to it that the Partnership has been dissolved in the manner contemplated by Section 2.02 hereof in accordance with the Partnership Agreement and applicable law.

         (f) Regulatory Approvals. All Regulatory Approvals necessary for the consummation of the Transaction shall have been obtained or made and all waiting periods imposed by any Regulatory Authority or law shall have expired. Without limiting the generality of the preceding sentence, Regulatory Approvals shall include:

         (i) FNMA. Newco receiving evidence satisfactory to Newco, in its sole discretion, that FNMA has granted DUS loan origination and servicing rights to Newco as of the Closing Date on terms acceptable to Newco. Newco anticipates that such satisfactory evidence may include but not be limited to (A) an addendum or amendment to the DUS Contract mutually satisfactory to FNMA and Newco, (B) FNMA's written consent to the assignment to Newco of any and all right, title and interest that either the Partnership, Holding or Benefit has or may have in and to the DUS Loss Sharing Agreement, (C) FNMA's written consent to the assignment to Newco of any and all right, title and interest that either the Partnership, Holding or Benefit has or may have in and to the DUS Reserve Agreement, including but not limited to rights to "Collateral," as that term is defined in the DUS Reserve Agreement and (D) a certification from the Custodian acknowledging the matters set forth in the preceding clause (C) and stating that it is now holding the Collateral for the benefit of Newco and FNMA subject to the terms of the DUS Reserve Agreement.

         (g) Tax Treatment. Stockholders, Crown and Newco shall have executed documents satisfactory to Newco electing to treat the Transaction in accordance with Section 338(h)(10) of the Internal Revenue Code of 1986, as amended.

         (h) Termination of Holding Transfer Agreement. Newco receiving evidence satisfactory to it that the Holding Transfer Agreement is terminated and of no further force or effect.

         Section 3.03 Conditions to Obligations of Stockholders, Holding and Benefit. The obligations of each of the Stockholders, Holding and Benefit to consummate the Transaction is subject to the satisfaction (or waiver by the applicable Person) on or prior to the Closing Date of the following additional conditions:

         (a) Resolutions. The Stockholders, Holding and Benefit shall have received as of the effective date of this Agreement certified copies of resolutions of the Board of Directors and stockholder of Newco authorizing the execution, delivery and performance of this Agreement and any other agreements referenced herein to which Newco is a signatory and the

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consummation of the Transaction.

         (b) Opinion of Counsel. The Stockholders, Holding and Benefit shall have received an opinion of counsel for Crown and Newco in form and substance reasonably satisfactory to counsel for the Stockholders, Holding and Benefit.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         Section 4.01 Representations and Warranties of Stockholders with respect to the Stockholders. Stockholders, jointly and severally, hereby make each of the following representations and warranties to Crown and Newco:

         (a) Title to Stock. At the Closing, each of the Stockholders shall be the lawful owner of the Shares in the respective amounts set forth on Schedule
2.04 hereto, free and clear of all liens, restrictions, encumbrances and charges, with full power, right, and authority to sell such shares pursuant to this Agreement.

         (b) Authority of Stockholders. This Agreement has been duly executed and delivered by each of the Stockholders and this Agreement constitutes the legal, valid and binding obligation of each of the Stockholders enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by each of the Stockholders will not violate any provision of any law to which any of the Stockholders is subject. None of the Stockholders is a party to, or subject to, or bound by, any judgment, injunction, order or decree of any court or governmental authority, or any arbitration award which would restrict the performance by any of the Stockholders of this Agreement or such other documents or instruments to be executed or delivered by any of the Stockholders in connection herewith.

         (c) Transactions or Arrangements. Except as set forth on Schedule 4.01 and the agreements and transactions entered into in connection with this Agreement, no Stockholder is presently, directly or indirectly, a party to any transaction with either Holding or Benefit, currently in effect or which will be in effect after the Closing, including without limitation: (i) any contract, agreement, understanding, commitment or other arrangement providing for the furnishing of services by, rental of real or personal property from or otherwise requiring payments to any Stockholder or any Affiliate of any Stockholder or to any third party for the benefit of any Stockholder or any Affiliate of any Stockholder; (ii) any contract, agreement, understanding, commitment or other arrangement relating to the employment of any Stockholder by either Holding or Benefit, or any bonus, deferred compensation, pension, profit sharing, stock option, employee stock purchase, retirement or other employee benefit plan maintained by either Holding or Benefit for the benefit of any Stockholder or any Affiliate of any Stockholder; and (iii) any loans or advances to or from either Holding or Benefit.

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         Section 4.02 Representations and Warranties of Stockholders with respect to Holding, Benefit and the Partnership. Stockholders, jointly and severally, hereby make each of the following representations and warranties to Crown and Newco:

         (a) Organization and Qualification. (i) Holding and Benefit are each duly incorporated and validly existing as corporations in good standing under the laws of the State of Missouri, and each possesses corporate power and authority to own, lease and operate its properties and conduct its business as it is now being conducted; (ii) Holding and Benefit are each duly qualified as foreign corporations to transact business in the jurisdictions listed on
Schedule 4.02 (which constitute all of the jurisdictions in which its ownership or leasing or properties of the conduct of its business requires such qualification except where the failure to be so qualified would not have a material adverse effect on either Holding or Benefit) and is in good standing in such jurisdictions; (iii) the Partnership is validly existing and in good standing under the laws of the State of California and Holding and Benefit are the only partners thereof; (iv) Neither Holding nor Benefit has any subsidiaries and does not own any capital stock or other interest in any other corporation or entity except the Partnership; (v) true, complete and correct copies of the Articles of Incorporation and Bylaws of both Holding and Benefit have been previously delivered to Crown; and (vi) the minute books and stock record books of both Holding and Benefit containing minutes of director and stockholder meetings and stock transfer and ownership records, respectively, are complete and correct in all material respects.

         (b) Authority of Holding and Benefit. This Agreement has been duly executed and delivered by Holding and Benefit and this Agreement constitutes the legal, valid and binding obligation of Holding and Benefit enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Holding and Benefit will not violate any provision of any law to which Holding and Benefit are subject. Neither Holding nor Benefit is a party to, or subject to, or bound by, any judgment, injunction, order or decree of any court or governmental authority, or any arbitration award which would restrict the performance by Holding or Benefit of this Agreement or such other documents or instruments to be executed or delivered by Holding or Benefit in connection herewith.

         (c) Authorized Capital Stock. The total authorized, issued and outstanding shares of capital stock of Holding and Benefit are as set forth on
Schedule 4.02. The Shares are duly authorized and are fully paid and non assessable. No warrants, options or other rights exist for the issue or purchase of the capital stock or other securities of either Holding or Benefit, any securities convertible into or exchangeable for the capital stock or other securities of either Holding or Benefit, or any plans, contracts or commitments providing for the issuance of or granting of rights to acquire, any capital stock of either Holding or Benefit or securities convertible into or exchangeable for the capital stock of either Holding or Benefit. Neither Holding nor Benefit is not a party to any agreement or commitment requiring it to repurchase, reacquire or redeem any of the Shares.


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         (d) Financial Statements; Absence of Undisclosed Liabilities. The
financial statements of each of the Partnership, Holding and Benefit as of and for the year ended December 31, 1995 and for the three months ended March 31, 1996 (collectively the "Financial Statements"), which Financial Statements have been delivered to Newco, have been prepared in accordance with GAAP (with respect to the Partnership) or a tax basis (with respect to Holding and Benefit) and present fairly the financial position and the results of operations of each of the Partnership, Holding and Benefit at the indicated dates and for the indicated periods and have been prepared in a manner consistent with past practices of the Partnership, Holding and Benefit. Without limiting the generality of the preceding sentence, except for losses which may arise under the DUS Loss Sharing Agreement, neither the Partnership, Holding or Benefit has any material indebtedness, liability, claim, loss (whether caused by a borrower default or otherwise), damage, deficiency or obligation, liquidated or unliquidated, of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due, which is not reflected in the Financial Statements.

         (e) Absence of Change of Events. Since March 31, 1996, the Partnership, Holding and Benefit have carried on their business in the ordinary course consistent with past practice. Since March 31, 1996, there as not been with respect to the Partnership, Holding or Benefit: (i) any material adverse change in financial condition, results of operations, business or earnings other than the Transaction; (ii) any damage, destruction or casualty loss, whether covered by insurance or not, materially and adversely affecting business, operations or financial condition; (iii) any change or increase in the rate or terms of any compensation or benefits receivable by any employee; (iv) any entry into, or modification, amendment, renewal, extension or termination of, a material contract or commitment; (v) any violation of any laws, ordinances, orders, injunctions or decrees that would materially and adversely effect business, operations or financial condition; (vi) any failure to collect accounts receivable or to pay accounts payable in a manner other than consistent with past practices; (vii) any creation or assumption or a mortgage, pledge or other lien or encumbrance upon any of the real or personal property owned or leased;
(viii) any sale, assignment, lease, transfer or other disposition of any real or personal property owned or leased; (ix) any material change in accounting or bookkeeping methods, principles or practices; (x) any material borrowing of money, including any increase or extension of purchase money credit, or any material increase in the liabilities from those reflected in the Financial Statements; (xi) any dividend, distribution, declaration or payment in redemption, repurchase or otherwise with respect to either the Shares or interests in the Partnership; (xii) any issuance of any equity or debt security;
(xiii) any gift or charitable donation; and (xiv) any cancellation of any debts owed or claims held.

         (f) Contractual Obligations. Except as set forth on Schedule 4.02 or pursuant to or in connection with this Agreement, neither the Partnership, Holding nor Benefit is bound by or subject to any Material Contract that falls within the following categories: (i) Contracts for the purchase or sale of any fixed or capital assets, or continuing Contracts for the purchase of any materials, supplies equipment or services, or Contracts for the sale of any service; (ii)

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collective bargaining agreements, employment contracts, management or consulting agreements or any other Contracts with employees, agents, distributors, representatives, consultants (except as provided in Section 6.02 hereof); (iii) Contracts with any Affiliate or with any of the Stockholders; (iv) Contracts to make any gift or charitable donation; (v) Contracts with any Person to sell Shares or to effect any merger, consolidation or other reorganization, or to enter into any future agreement with respect to such transactions; (vi)
Contracts for the borrowing of money or issuance of any note, bond, indenture, loan, credit agreement or other evidence of indebtedness or direct or indirect guaranty or assumption of indebtedness, liabilities or obligations of others;
(vii) Contracts for leasing personal property; (viii) Contracts containing covenants not to compete, which otherwise restrict any type of business or which restrict the use or dissemination of information or the hiring of employees.

         (g) Legal Proceedings. Neither the Partnership, Holding or Benefit is
(i) subject to any lawsuits, administrative proceedings or governmental investigations, (ii) in default or violation of any judgment or order of any court or administrative agency or (iii) aware of any event which could give rise to a claim not covered by insurance policies in full force and effect except for transactions contemplated by the DUS Loss Sharing Agreement.

         (h) Licenses; Compliance with Law. Schedule 4.02 sets forth, as of the date of this Agreement, the licenses, permits, approvals and other authorizations issued by any governmental body or agency and required for the operation of either the Partnership, Holding or Benefit. Each of the Partnership, Holding and Benefit owns or possess all licenses, accreditations, permits, approvals and other authorizations necessary to carry on its business, all of which are in full force and effect, including but not limited to licenses from FNMA and FHA. Neither Partnership, Holding or Benefit has received any notice that any such license, accreditation, permit, approval or other authorization will not be renewed, or will be revoked or withdrawn. Each of the Partnership, Holding and Benefit is in material compliance with all rules, laws and regulations related to the operation of its business.

         (i) Agreements in Full Force and Effect. The Partnership, Holding and
Benefit: (i) have performed all material obligations required to be performed under all Contracts to which any or all of them are parties or are bound, (ii) are and have at all times been in compliance with all representations, warranties and covenants contained in the DUS Contract, the DUS Loss Sharing Agreement and the DUS Reserve Agreement and (iii) are aware of no notice or claim of default with respect to any Contract to which any or all of them are parties or are bound. The Contracts set forth on Schedule 4.02 are and remain in full force and effect.

         (j) ERISA. Neither the Partnership, Holding or Benefit maintains or administers any employee benefit plans of any kind or nature.

         (k) Required Consents. Except for the Regulatory Approvals described in
Section 3.02(f) hereof, neither the Partnership, Holding or Benefit is required to obtain the consent, approval, authorization, declaration, filing or registration of any party in connection with the

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execution, delivery and performance of this Agreement and the consummation of the Transaction, which consent, approval, authorization, declaration, filing or registration if not obtained or made would materially impair the ability to consummate the Transaction.

         (l) Tax Returns and Payments. The Partnership, Holding and Benefit have filed or caused to be filed, within the times and in the manner prescribed by law, all federal state and local tax returns, tax reports and information returns required to be filed. All tax returns and reports so filed correctly and accurately report all information required to be included and all taxes due have been paid in full except as disclosed and provided for in the Financial Statements. Neither the Partnership, Holding or Benefit is aware of any assessments, adjustments or examinations with respect to any tax return or tax liability.

         (m) Title to Properties. Holding and Benefit have, or will have at Closing, good and marketable title to all of its properties and assets (real and personal, tangible and intangible) necessary to the conduct of business and reflected in the Financial Statements, which title is or will be free on any encumbrance, lien, charge or other restriction of any kind or character. To the extent that the Partnership presently holds title to any such properties or assets then, prior to Closing, Holding and Benefit shall cause the Partnership to convey title to such properties and assets to either Holding or Benefit, or both, by bill of sale or other means reasonably satisfactory to Newco.

         (n) Real Property; Leases. The Partnership, Holding and Benefit do not own any real property in whole or in part. Schedule 4.02 contains a complete and accurate list of all leases to which either the Partnership, Holding or Benefit is a party (either as lessor or lessee). Each such lease is valid and in full force and effect, is enforceable according to its terms and is not in default in any material respect. The Transaction will not cause a default in the terms or conditions of any such lease.

         (o) Environmental Matters. The Partnership, Holding and Benefit (i) are and at all times have been in full compliance with any and all federal, state or local environmental laws, regulations, ordinances relating to the use, generation, storage, transportation, treatment or disposal of hazardous, toxic or polluting substances (ii) have obtained and complied with any and all permits or approvals required with respect to environmental matters and (iii) are not aware of any claim, demand or notification that any of them is or may be responsible with respect to any environmental remediation.

         (p) Bank Accounts. Schedule 4.02 contains a list of all bank accounts, deposit boxes or other relationships either the Partnership, Holding or Benefit maintains at any financial institution. No Persons other than the Stockholders or the employees of the Partnership, Holding or Benefit are authorized to transact business with respect to these relationships.

         Section 4.03 Representations and Warranties of Crown and Newco. Crown and Newco, jointly and severally, hereby make each of the following representations and

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



warranties to the Stockholders, Holding and Benefit:

         (a) Authority of Crown and Newco. This Agreement has been duly executed and delivered by Crown and Newco and this Agreement constitutes the legal, valid and binding obligation of Crown and Newco enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Crown and Newco will not violate any provision of any law to which Crown and Newco are subject. Neither Crown nor Newco is a party to, or subject to, or bound by, any judgment, injunction, order or decree of any court or governmental authority, or any arbitration award which would restrict the performance by Crown or Newco of this Agreement or such other documents or instruments to be executed or delivered by Crown or Newco in connection herewith.

         (b) Required Consents. Except for the Regulatory Approvals described in
Section 3.02(f) hereof, neither Crown nor Newco is required to obtain the consent, approval, authorization, declaration, filing or registration of any party in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, which consent, approval, authorization, declaration, filing or registration if not obtained or made would materially impair the ability to consummate the Transaction.

                                    ARTICLE V

                            COVENANTS PENDING CLOSING

         Section 5.01 Covenants of Holding, Benefit and the Stockholders. From the date of this Agreement until Closing or termination of this Agreement in accordance with Section 7.09 hereof, the Stockholders will cause the Partnership, Holding and Benefit to operate and conduct their business, properties and assets only in the ordinary course and, without limiting the generality of foregoing, will cause the Partnership, Holding and Benefit to do the following:

         (a) No Material Change. The Partnership, Holding and Benefit will (i) carry on their business in the ordinary course and in accordance with past practice; (ii) will not change their structure or capitalization; (iii) not make or agree to make any distribution of cash or other assets except as provided in
Section 2.04(e) hereof; (iv) not sell, pledge, lease, mortgage, encumber or otherwise dispose of any assets other than in the normal course of business for fair value; and (v) not enter into any contracts or commitments of any kind involving, in the aggregate, in excess of $25,000.

         (b) Maintenance and Transfer of Servicing Systems. Appearing on
Schedule 5.01 is an itemization of Servicing Systems, which the parties agree
(i) are necessary to the business Newco is acquiring by the Transaction and (ii) are a material portion of the consideration for the Transaction set forth in
Section 2.04. The Partnership, Holding and Benefit will keep and maintain the Servicing Systems in as good a state of operating condition and repair as they are on the date of this Agreement and will not make any changes in or to the Servicing Systems without the written consent of Newco.

         (c) Maintenance of Loan Portfolio. Appearing on Schedule 5.01 is a summary of loans the Partnership is presently servicing under the DUS program, segmented into categories A, B and C together with a description of those categories. Except as required by the DUS Guide, the Partnership, Holding and Benefit will not, without the written consent of Newco, take any action with respect to those loans which (i) has or may have the effect of changing the categorization of the loan or (ii) constitutes a significant action with respect to the loan including, but not limited to, enforcement any collection remedies and agreement to any forbearance or compromise.

         (d) Investigation. Crown, Newco and their representatives, at all reasonable times and upon reasonable notice, shall have full access to all books, contracts and records of the Partnership, Holding and Benefit for the purpose of familiarizing themselves with the operation and conduct of the business.

         (e) No Solicitation. No action, directly or indirectly, will be taken to solicit indications of interest or offers for the sale of either the Partnership, Holding or Benefit (whether by sale of stock, assets, merger or otherwise) to anyone other than Newco.

         (f) Preserve Accuracy of Representations. The Stockholders, Holding and Benefit will refrain from taking any action which would render any representation or warranty contained in this Agreement inaccurate at and as of the Closing Date, except for changes specified in, permitted or contemplated by, this Agreement.

         Section 5.02 Covenants of Crown and Newco. Crown and Newco will refrain from taking any action which would render any representation or warranty contained in this Agreement inaccurate at and as of the Closing Date, except for changes specified in, permitted or contemplated by, this Agreement.

                                   ARTICLE VI

                                 OTHER COVENANTS

         Section 6.01 Employment of Wantland. Dean Wantland is presently employed by the Partnership. Newco will use its best efforts to negotiate a definitive employment agreement with Wantland at or prior to Closing. The employment agreement will call for Newco to compensate Wantland at his current salary and with comparable employee benefits for a period of six months following the Closing Date. If, at the end of that six-month period, Newco either declines to offer Wantland further employment or offers Wantland employment if he relocates, and Wantland declines the offer, then, in either circumstance, Stockholders shall be liable to pay Wantland a $25,000 stay bonus, which sum shall be escrowed at Closing pursuant to the provisions of Section 2.04(c) hereof.

         Section 6.02 Somerset Escrow. Appearing on Schedule 6.02 is a description of the escrow account maintained with respect to the Somerset loan. From and after the Closing Date until said escrow account terminates pursuant to the terms of the agreements governing it, Newco shall pay to the Stockholders quarterly 25% of all fees Newco receives in conjunction with the administration of said escrow account. Payment to Stockholders shall be in the respective percentage interests set forth on Schedule 2.04.

                                   ARTICLE VII

                                  MISCELLANEOUS

         Section 7.01 Notices. Any notice, request or other document to be given under this Agreement to any party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by telecopy, reputable overnight courier or certified or registered mail, postage prepaid to the parties at the following addresses:

                  If to Crown or Newco:

                           1251 Dublin Road
                           Columbus, Ohio 43215
                           Attention: Stephen W. Brown, Secretary
                           Telephone:  614/488-1169
                           Telecopy:   614/488-9780

                  If to Reinlein:

                           Karl H. Reinlein
                           7 Doubletree Lane
                           St. Louis, Missouri 63131

                  If to Lieser:

                           George F. Lieser
                           39 Marmion Way
                           Rockport, Massachusetts 01966

                  If to McGee:

                           John R. McGee
                           3514 Pine Valley Drive
                           Sarasota, Florida 34239

Any notice sent by telecopy shall be followed by a hard copy of such notice sent by United States first class mail, postage prepaid, or any other manner set forth above.

         Section 7.02 Survival of Representations and Warranties. The representations and warranties contained in Article IV shall survive the Closing for a period of six months.

         Section 7.03 Entire Agreement; Amendment. This Agreement, including the Schedules and Exhibits to this Agreement, contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior oral and written agreements, memoranda, understandings and undertakings among the parties relating to the subject matter of this Agreement. This Agreement may be modified or amended only by a written instrument executed by or on behalf of all of the parties.

         Section 7.04 Brokers. The parties each acknowledge and represent to one another that no finder or broker has acted in connection with the Transaction and no one is entitled to receive a fee from any party to this Agreement.

         Section 7.05 Governing Law. This Agreement shall be governed by the laws of the state of Delaware, without regard to choice of law principles. Each party agrees that any action arising out of or related to this Agreement shall be commenced and maintained in Delaware.

         Section 7.06 Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired.

         Section 7.07 Construction. The section and subsection headings used in this Agreement are for convenience of reference only, are not a part of this Agreement and are not to affect the construction of, or be taken into consideration in interpreting, any provision of this Agreement. As used in this Agreement, the masculine, feminine and neuter gender each includes the other, unless the context otherwise dictates.

         Section 7.08 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         Section 7.09 Termination.

         (a) Grounds for Termination. This Agreement shall terminate: (i) if the Closing shall not have occurred on or prior to the earlier of (A) fifteen days following Newco's receipt of the Regulatory Approvals set forth in Section 3.02(f) or (B) June 10, 1996, unless extended by mutual agreement of the parties; (ii) by consent of all the parties at any time prior to the Closing;
(iii) by either Newco or the Stockholders in the event any of the conditions to the Transaction of such party set forth in Article III are not met or cannot be met; or (iv) in the case of a material breach of this Agreement (including an anticipatory material breach) by the Stockholders (or any of them), on the one hand, or Newco, on the other hand (the Stockholders and Newco are referred to as "non-breaching party" or "breaching party," as the case may be), by the non-breaching party if such breach or anticipatory breach is not cured or resolved to the satisfaction of the non-breaching party within five (5) days after delivery of written notice of such breach or anticipatory breach to the breaching party, which notice specifies the conduct, if any, required to cure such breach or anticipatory breach.

         (b) Effect of Termination. In the event this Agreement is terminated by mutual consent of the parties, there shall be no liability on the part of any party except for return of the deposit set forth in Section 2.04(a), plus any interest earned thereon, by the Stockholders to Newco. If this Agreement is terminated by the Stockholders pursuant to Section 7.09(a)(i), (iii) or (iv), and such termination is due solely to the action or inaction on Newco, Newco agrees that it shall be liable to the Stockholders for damages incurred by the Stockholders by reason of the failure to consummate the Transaction, but that the amount of such damages are not ascertainable and therefore shall be agreed as a liquidated amount equal to the deposit set forth in Section 2.04(a) and that the Stockholders shall retain the deposit and all interest earned thereon as liquidated damages and Newco and Crown shall have no further liability hereunder. In the event this Agreement is terminated by Newco pursuant to
Section 7.09(a)(i), (iii) or (iv) and such termination is due solely to the action or inaction of any of the Stockholders, the Stockholders shall return the deposit, plus any interest earned thereon, to Newco and neither party shall have any further liability hereunder. Any return of the deposit to Newco following termination of this Agreement shall be made by the Stockholders within two business days of such termination, by certified check or wire transfer as requested by Newco.

         Section 7.10 Successors and Assigns; Assignability. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective legal representatives, successors and permitted assigns. This Agreement (i) shall not confer upon any person other than the parties and their respective successors and permitted assigns any rights or remedies under this Agreement; and (ii) shall not be assignable by any party without the consent of all other parties.

         Section 7.11 Further Assurances. Subject to the terms and conditions provided in this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transaction.

         Section 7.12 Payment of Expenses. Each party shall be responsible for and shall pay all expenses incurred by such party in connection with the preparation, execution and delivery of this Agreement and the other agreements, actions and documents referred to or contemplated by this Agreement and the consummation of the Transaction.

         Section 7.13 Public Announcements. All parties to this Agreement agree that no party shall make any further public announcements, press releases or other public disclosure regarding the existence of this Agreement or the Transaction without first providing the other party with an opportunity to review and approve such announcement, release or disclosure, except to the extent any disclosure is required by law or any stock exchange regulation, in which case any such required disclosure shall be made only after consultation with the other party.

                      [Signatures appear on next two pages]

        IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

                             CROWN NORTHCORP, INC.

                             By: /s/ Louis J. Carelli
                                 ------------------------
                                 Name:  Louis J. Carelli
                                 Title: PRESIDENT

                             CNC/DUS NEWCO, INC.

                             By: /s/ Louis J. Carelli
                                 ------------------------
                                 Name:  Louis J. Carelli
                                 Title: PRESIDENT

                             REINLEIN/LIESER/MCGEE HOLDING CORPORATION

                             By: /s/ Karl H. Reinlein
                                 ------------------------
                                 Name:  Karl H. Reinlein
                                 Title: PRESIDENT

                             R/L/M EMPLOYEE BENEFIT CORPORATION

                             By: /s/ Karl H. Reinlein
                                 ------------------------
                                 Name:  Karl H. Reinlein
                                 Title: PRESIDENT

                                 /s/ Karl H. Reinlein
                                 ------------------------
                                     KARL H. REINLEIN

                      [Signatures continued on next page]

                               /s/ George Lieser
                           ---------------------------
                                GEORGE F. LIESER


                               /s/ John R. McGee
                           ----------------------------
                                 JOHN R. MCGEE


                               /s/ John R. McGee
                           ----------------------------
                             JOHN R. MCGEE, TRUSTEE


                                      S-2